NEW YORK LONDON SINGAPORE PHILADELPHIA CHICAGO WASHINGTON, DC SAN FRANCISCO SILICON VALLEY SAN DIEGO BOSTON HOUSTON LOS ANGELES HANOI HO CHI MINH CITY ATLANTA	FIRM and AFFILIATE OFFICES JOHN W. KAUFFMAN DIRECT DIAL: +1 215 979 1227 PERSONAL FAX: +1 215 689 2724 E-MAIL: jwkauffman@duanemorris.com www.duanemorris.com	BALTIMORE WILMINGTON MIAMI BOCA RATON PITTSBURGH NEWARK LAS VEGAS CHERRY HILL LAKE TAHOE MYANMAR OMAN A GCC REPRESENTATIVE OFFICE OF DUANE MORRIS MEXICO CITY ALLIANCE WITH MIRANDA & ESTAVILLO

April 4, 2014

CONFIDENTIAL SUBMISSION

U.S. Securities and Exchange Commission Draft Registration Statement 100 F Street, N.E. Washington, DC 20549	Confidential Submission Pursuant to Title 1, Section 106 Under the Jumpstart Our Business Startups Act and Section 24(b)(2) of the Securities Exchange Act of 1934

Re:                             Confidential Submission of Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Marinus Pharmaceuticals, Inc., a Delaware corporation (the “Company”), and in connection with the confidential submission of its draft registration statement on Form S-1 (the “Registration Statement”) on the date hereof, we hereby confidentially submit the draft Registration Statement pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”) and Section 24(b)(2) of the Securities Exchange Act of 1934, as amended, for non-public review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) prior to the public filing of the Registration Statement.

Pursuant to Title 1, Section 101 of the JOBS Act, the Company is an “emerging growth company” that had total annual gross revenues of less than $1.0 billion during its most recently completed fiscal year ended December 31, 2013.  Therefore, the Company is permitted to make this confidential submission of the Registration Statement for review by the Staff, provided that the Registration Statement and all amendments thereto shall be publicly filed with the Commission not later than 21 days before the date on which the Company commences a “road show,” as such term is defined in Title 17, Section 230.433(h)(4) of the Code of Federal Regulations.

Please direct all notices, comments and communications with respect to this confidential submission to each of the following persons:

DUANE MORRIS LLP
30 SOUTH 17TH STREET	PHILADELPHIA, PA 19103-4196	PHONE: 215.979.1000	FAX: 215.979.1020

Christopher M. Cashman
President and Chief Executive Officer
Marinus Pharmaceuticals, Inc.
142 Temple St., Suite 205
New Haven, CT 06510
(203) 315-0566

with copy to:	Duane Morris LLP
Attention: John W. Kauffman and Peter Byrne
30 South 17th Street
Philadelphia, PA 19103
Telephone: (215) 979-1227
Facsimile: (215) 689 2724
Email: jwkauffman@duanemorris.com; pbyrne@duanemorris.com

Please contact the undersigned at (215) 979-1227 or the attorneys at the email addresses above if you have any questions regarding the foregoing.

Sincerely,
/s/ John W. Kauffman
John W. Kauffman

JWK